SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	FINAL ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2004 to October 22, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 1-12385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR

UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

1840 Century Park East

Los Angeles, California 90067

Northrop Grumman Electronic

Sensors & Systems Sector

Union Represented Employees

Savings and Investment Plan

Financial Statements as of October 22, 2004 and

December 31, 2003 and for the Period from

January 1, 2004 to October 22, 2004 and Report of

Independent Registered Public Accounting Firm

NORTHROP GRUMMAN ELECTRONIC SENSORS &

SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES

SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the “Plan”) as of October 22, 2004 and December 31, 2003, and the related statements of changes in net assets available for plan benefits for the period from January 1, 2004 to October 22, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of October 22, 2004 and December 31, 2003, and the changes in net assets available for plan benefits for the period from January 1, 2004 to October 22, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on October 22, 2004, the Plan was merged into the Northrop Grumman Savings Plan.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

April 20, 2005

NORTHROP GRUMMAN ELECTRONIC SENSORS &

SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF OCTOBER 22, 2004 AND DECEMBER 31, 2003

	October 22, 2004	December 31, 2003
ASSETS:
Investments (Notes 2, 3, 4 and 5)
Plan interest in the Northrop Grumman Stable Value Fund	$—	$85,980,154
Investments	—	43,462,208

Total investments	—	129,442,362

Receivables:
Employer contributions	—	50,542
Participant contributions	—	160,613
Accrued investment income	—	15,846

Total receivables	—	227,001

Total assets	—	129,669,363

LIABILITIES:

Accrued administrative expenses	—	68,388

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$—	$129,600,975

See accompanying notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS &

SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2004 TO OCTOBER 22, 2004

INVESTMENT INCOME:
Net depreciation in fair value of investments (Notes 2 and 3)	$(2,083,607)
Plan interest in Northrop Grumman Stable Value Fund investment income (Notes 2, 3, 4 and 5)	3,145,867
Dividends	250,476
Interest and other income	346

Total investment income	1,313,082

CONTRIBUTIONS:
Employer	2,075,661
Participant	7,310,472

Total contributions	9,386,133

DEDUCTIONS:
Benefits paid to participants (Note 2)	7,863,973
Administrative expenses	1,731

Total deductions	7,865,704

TRANSFER OUT DUE TO PLAN MERGER (Note 1)	(132,434,486)

NET DECREASE	(129,600,975)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of period	129,600,975

End of period	$—

See accompanying notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS &

SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF OCTOBER 22, 2004 AND DECEMBER 31, 2003 AND

FOR THE PERIOD FROM JANUARY 1, 2004 TO OCTOBER 22, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by the Electronic Sensors & Systems Sector of Northrop Grumman Corporation (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan, formerly named Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the “ESSS Plan”), was established by the Company as a successor to the Westinghouse Savings Program (the “Westinghouse Plan”), maintained by Westinghouse Electric Corporation (“Westinghouse”) for the benefit of employees who were employed by the Westinghouse Electronic Systems Group as of February 29, 1996 and became employees of the Company as of March 1, 1996, and any other subsequent eligible employees of the Company.

The ESSS Plan included assets for both the union-represented and non-represented participants through March 31, 2000. On April 1, 2000, the ESSS Plan’s name was changed to the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan, and the Plan documents were amended accordingly. Assets related to non-represented participant accounts were transferred to another plan sponsored by the Company.

Plan Merger — Effective October 22, 2004 (“Merger Date”), the Plan was merged into the Northrop Grumman Savings Plan and Plan assets of $132,434,486 were transferred to the Northrop Grumman Savings Plan.

Eligibility — The Plan covers all Electronic Sensors & Systems Sector union-represented employees who are citizens of the United States of America or resident aliens and who are not covered by another plan. Eligibility to enroll for Plan participation commences on hire date.

Contributions — Plan participants may contribute between 2% and 20% of eligible compensation as defined in the Plan, in increments of 1%, on an after-tax basis, a pre-tax basis, or a combination thereof, subject to limitations set forth by the Internal Revenue Code of 1986, as amended (the “1986 Code”). Effective January 1, 2004, the maximum annual addition was the lesser of $41,000 or 100% of compensation. Each pay period the Company makes a matching contribution of $0.50 for each dollar a participant contributes subject to a maximum Company matching contribution of 3% of eligible compensation for that pay period. Certain employees who make elective deferrals under Plan provisions are also permitted to make additional “catch up” contributions to the extent permitted under the 1986 Code and related regulations.

A participant, other than a terminated participant, who has received a rollover distribution from a qualified defined contribution plan or a distribution from an Individual Retirement Account, may elect to roll over not more than the cash value of the distribution, less any amount attributable to the participant’s after-tax contributions, to his or her account within 60 days of receipt of such distribution. The participant may elect to invest any amount rolled over or transferred to the Plan in any of the investment options available in increments of 1%.

Participant Accounts — A separate account is maintained for each participant. Company matching contributions are allocated to the participant’s Company Matching Contribution Account. Assets of the trust are valued daily and take into account earnings and losses of the trust along with appreciation or depreciation, expenses, and distributions.

Vesting — Plan participants are 100% vested in, and have a non-forfeitable right to, the balance of their contributions at all times. All active participants in the Plan at the Merger Date were fully vested in their Company Matching Contribution Accounts as of that date.

Investment Options — Upon enrollment in the Plan, each participant may direct that his or her accounts, in 1% increments, be invested in any of the following 11 investment funds:

Janus Income Fund — The Janus Fund invests in the equity securities of large, well-established companies located in both the United States and abroad, with an objective of growth of capital.

Fidelity Growth & Income Portfolio Fund — The Fidelity Growth & Income Portfolio Fund invests in a combination of common stock, preferred stock and both foreign and domestic bonds. Its objectives are long-term capital growth, current income and growth of income.

American 20th Century Ultra Fund — The American 20th Century Ultra Fund invests in small to medium sized companies, with the objective of achieving capital growth over the long term.

JPM Institutional Diversified Fund — The JPM Institutional Diversified Fund invests in equity securities of international and domestic companies, both large and small. It will also include a smaller allocation of bonds, including high-grade corporate issues, mortgage-related securities, U.S. government and agency instruments, and private placements.

JPM Institutional International Equity Fund — The JPM Institutional International Equity Fund invests in equity securities of companies located in foreign, developed countries, with the objective of long-term capital growth.

Investment Lifecycle Short Range Fund — The Investment Lifecycle Short Range Fund invests in a majority of bonds with smaller allocations of cash investments and stocks, with the objective of providing current income and some growth potential.

Investment Lifecycle Mid Range Fund — The Investment Lifecycle Mid Range Fund invests in an asset mix consisting of stocks, bonds and cash investments, with the objective of providing current income and growth potential over the long term.

Investment Lifecycle Long Range Fund — The Investment Lifecycle Long Range Fund invests in an asset mix consisting of a majority of stocks with smaller allocations of bonds and cash investments, with the objective of providing high total return in the form of growth and income.

Investment Large Cap Equity (Equity 500) Index Fund — The Investment Large Cap Equity (Equity 500) Index Fund invests in a well-diversified portfolio of stocks, as defined by an established market index. The objective of this fund is to provide the price and yield performance of the S&P 500.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”; see Note 4). Investments of the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

Northrop Grumman Fund — The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

The Viacom Incorporated Common Stock Fund was transferred from the Westinghouse Plan. This fund was frozen, and no employee contributions have been allowed since that transfer.

Participant Loans — Participants may borrow from their Plan accounts a minimum of $1,000, in $100 increments, up to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their account balance. A participant may not have more than two outstanding loans at any given time. Loan transfers are treated as a transfer to (from) the investment fund from (to) the loan fund. Loans are prorated across all investment funds. Loans are secured by the balance in the participant’s account and bear interest determined at the Plan trustee’s prime interest rate on the close of business on the last business day of the preceding calendar month plus 1%. Repayments are made from payroll deductions over a period of 12 to 60 months.

Payment of Benefits — Upon termination of service due to retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly or annual installments, the amount of which is determined by the participant at retirement. A retired participant may cancel or change such election at any time, and may also elect a partial distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum amount, or leave his or her vested account in the Plan if he or she has not yet reached normal retirement age; however, amounts must be withdrawn in a lump sum by the terminated participant’s at age 70 1/2.

Death benefits for active participants are to be paid to the designated beneficiary in a lump sum, or, if the designated beneficiary is also the surviving spouse, he or she may elect to leave the vested balance in the Plan and be treated as the retired participant. Death benefits for terminated employees are paid in a lump sum to the designated beneficiary.

Withdrawals — A vested participant is permitted to make a withdrawal of his or her after-tax contributions and Company matching contributions at any time, and from his or her pre-tax account upon the attainment of age 59 1/2. Withdrawals from a vested participant’s pre-tax account may be made prior to age 59 1/2 only in the case of hardship as defined in the plan document.

A participant shall be entitled to make a withdrawal of amounts rolled into this plan, plus any earnings on those amounts, whether or not he or she is a vested participant.

A non-vested participant is permitted to make a withdrawal of his or her (i) after-tax contributions that were not matched by the Company for any reason and (ii) after-tax contributions that were matched by the Company, only in the case of hardship. A non-vested participant is permitted to make a withdrawal of his or her pre-tax contributions only in the case of hardship as defined in the Plan document. A non-vested participant is not permitted to make a withdrawal of Company matching contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term which could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — In the accompanying financial statements, the Plan’s investments are stated at fair value as determined by State Street Bank and Trust Company (“State Street” or the “Trustee”), except for the investment contracts with insurance companies included in the Stable Value Fund, which are stated at contract value (see Note 5). Quoted market prices are used to determine the fair value of the investments. Loans receivable from participants are valued at cost, which approximates fair value.

Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade such securities (investment managers, the Investment Committee, or, in the case of participant directed brokerage accounts, the participant’s broker, as applicable). The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee.

All securities and cash or cash equivalents are quoted in the local currency and then converted into US dollars using the appropriate exchange rate obtained by the Trustee.

Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Plan are added to the cost of the securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account in the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits — Benefits are recorded when paid.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

3.	INVESTMENTS

The following presents investments that represented 5% or more of the Plan’s net assets, other than the Plan’s investment in the Stable Value Fund, as of October 22, 2004 and December 31, 2003:

	October 22, 2004	December 31, 2003
Janus Income Fund	$—	$8,079,597
Viacom Inc. common stock	—	6,708,880
Fidelity Growth & Income Portfolio Fund	—	6,688,261
American 20th Century Ultra Fund	—	6,055,109
Scudder Institutional Equity Index	—	5,849,673

During the period from January 1, 2004 to October 22, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period), other than the Plan’s investment in the Stable Value Fund, appreciated (depreciated) in value as follows:

Mutual funds	$525,231
Common stock	(2,608,838)

Net depreciation in fair value of investments	$(2,083,607)

4.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

A portion of the Plan’s investments were held in the Stable Value Fund, which was established for the investment of assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Stable Value Fund. As of October 22, 2004 and December 31, 2003, the Plan’s interests in the net assets of the Stable Value Fund were 0% and 4.0%, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating savings plans on a daily basis.

Investments held in the Stable Value Fund are as follows as of:

	October 22, 2004	December 31, 2003
Guaranteed and Synthetic Investment Contracts (at contract value)	$2,253,024,251	$1,757,340,661
Merrill Lynch Retirement Preservation Trust	—	353,175,048
Cash and cash equivalents	25,831,637	7,241,405

Total	$2,278,855,888	$2,117,757,114

Investment income of the Stable Value Fund was $82,382,312 for the period from January 1, 2004 to October 22, 2004.

The Plan has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. No borrowings under this arrangement were outstanding as of October 22, 2004 and as of December 31, 2003.

Stable Value Fund assets of $734,033,508 and $695,984,508 were on loan to third party borrowers under security lending agreements as of October 22, 2004 and December 31, 2003 respectively. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the Stable Value Fund.

5.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

All investment contracts held by the Stable Value Fund are considered to be fully benefit-responsive and are therefore recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets are referred to as a Synthetic Investment Contract (“SIC”) and are recorded at contract value. The SICs held by the Stable Value Fund had a contract value totaling $2,253,024,251 and $1,753,314,248 as of October 22, 2004 and December 31, 2003, respectively. The fair value of the underlying assets related to the wrapper contracts totaled $2,078,294,185 and $1,834,125,347 as of October 22, 2004 and December 31, 2003, respectively.

The fair value of the non-synthetic guaranteed investment contracts totaled $0 and $4,027,108 as of October 22, 2004 and December 31, 2003, respectively.

The following information is disclosed for the investment contracts within the Stable Value Fund as of October 22, 2004 and December 31, 2003, respectively:

	October 22, 2004	December 31, 2003
Average yield of assets	4.83%	4.68%
Average crediting interest rate of assets	4.83%	4.68%
Average duration	3.06 years	3.16 years

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments represent short-term investments managed by State Street and, therefore, qualify as party-in-interest transactions. No fees were paid by the Plan to State Street for investment management services for the period from January 1, 2004 to October 22, 2004 and for the year ended December 31, 2003.

7.	FEDERAL INCOME TAX STATUS

The plan obtained its latest determination letter dated November 6, 2002 in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the 1986 Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the 1986 Code. Therefore no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of October 22, 2004 and December 31, 2003:

	October 22, 2004	December 31, 2003
Net assets available for plan benefits, per the financial statements	$—	$129,600,975
Less: Amounts allocated to withdrawing participants	—	(43,515)

Net assets per the Form 5500	$—	$129,557,460

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the period from January 1, 2004 to October 22, 2004:

Benefits paid to participants per the financial statements	$7,863,973
Add: Amounts allocated to withdrawing participants as of October 22, 2004	—
Less: Amounts allocated to withdrawing participants as of December 31, 2003	(43,515)

Benefits paid to participants per the Form 5500	$7,820,458

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2003 but not yet paid as of that date. No amounts were allocated to withdrawing participants as of October 22, 2004.

******

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

	By	/S/ J. MICHAEL HATELEY
Dated: April 20, 2005		J. Michael Hateley Chairman, Administrative Committee